Exhibit 99.2

Conventions Which Apply to this Discussion

Except where the context otherwise requires and for purposes of the discussion in this Exhibit 99.2, or this discussion, only:

●	“Business Combination” refers to (1) reincorporation of Orisun Acquisition Corp in Cayman Islands by merging with and into Ucommune; and (2) merger of Everstone International Ltd, a Cayman Islands exempted company, with and into Ucommune Group Holdings Limited, or Ucommune Group Holdings, resulting in Ucommune Group Holdings being a wholly owned subsidiary of the Parent;

●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this discussion only, Taiwan, Hong Kong and the Macau Special Administrative Region;

●	“Class A ordinary shares” refers to the Class A ordinary shares, par value US$0.002 per share (or, US$0.0001 per share prior to the effectiveness of Share Consolidation), of the Parent, carrying one vote per share;

●	“Class B ordinary shares” refers to the Class B ordinary shares, par value US$0.002 per share (or, US$0.0001 per share prior to the effectiveness of Share Consolidation), of the Parent, carrying 35 votes per share;

●	“Frost & Sullivan” refers to Frost & Sullivan (Beijing) Inc., Shanghai Branch Co., a third-party industry research firm;

●	“Greater China” refers to, for the purpose of this discussion only, China as well as Hong Kong, Macau Special Administrative Region and Taiwan;

●	“HK subsidiaries” refers to the Parent’s subsidiaries incorporated in Hong Kong;

●	“Hong Kong” or “HK” refers to the Hong Kong Special Administrative Region of the PRC;

●	“individual members using workstations” refers to the individuals that use Ucommune’s workstations under a membership agreement as of a given date, excluding the individuals that have access to a workstation on as-needed basis;

●	“mature spaces” refers to spaces that have been open for more than 24 months;

●	“members” refers to the individuals and enterprises that have registered on U Bazaar and have received reward points as of a given date;

●	“new tier-1 cities” refers to the relatively developed cities following the tier-1 cities: Chengdu, Hangzhou, Nanjing, Qingdao, Kunming, Shenyang, Tianjin, Wuhan, Xi’an, Changsha, Chongqing, Suzhou, Ningbo, Zhengzhou and Dongguan;

●	“ordinary shares” refers to the Class A ordinary shares and the Class B ordinary shares, both of par value US$0.002 per share (or, US$0.0001 per share prior to the effectiveness of Share Consolidation);

●	“Parent” refers to Ucommune International Ltd, a Cayman Islands company;

●	“PIPE investment” refers to the investment of US$60.9 million in by certain backstop investors in connection with the Business Combination.

●	“PRC subsidiaries” refers to the Parent’s subsidiaries incorporated in the PRC, including the WFOEs;

●	“RMB” or “Renminbi” refers to the legal currency of the PRC;

●	“Share Consolidation” refers to the share consolidation of 20 ordinary shares with par value of US$0.0001 each in the Parent’s issued and unissued share capital into one ordinary share with par value of US$0.002 each of the Parent effected on April 21, 2022;

●	“SME” refers to small and medium enterprises;

●	“space(s) operated by Ucommune’s associate(s)” refers to the co-working space(s) in which Ucommune has a minority interest investment but are operated by Ucommune’s associate(s); and Ucommune accounts for its investment under the equity method but does not consolidate the revenue of such spaces into the unaudited condensed consolidated financial statements;

●	“tier-1 cities” refers to the most developed cities in the PRC: Beijing, Shanghai, Guangzhou and Shenzhen;

●	“Ucommune” or the “group” refers to the Parent, its subsidiaries and, in the context of describing the operations and unaudited condensed consolidated financial statements, the consolidated VIEs;

●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

●	“variable interest entities” or “VIEs” refers to Ucommune (Beijing) Venture Investment Co., Ltd., or Ucommune Venture, Beijing U Bazaar Technology Co., Ltd. and Beijing Weixue Tianxia Education Technology Co., Ltd. (including each of their consolidated subsidiaries in China, if any), which are PRC companies in which the Parent does not have equity interests but whose financial results have been consolidated into the unaudited condensed consolidated financial statements in accordance United States generally accepted accounting principles, or U.S. GAAP, due to the Parent being the primary beneficiary of, such entities; and

●	“WFOEs” refers to Ucommune (Beijing) Technology Co., Ltd. and Beijing Melo Technology Co., Ltd., both are the Parent’s wholly foreign owned entities domiciled in China;.

Unless otherwise noted, all statistics with respect to Ucommune’s co-working spaces, cities covered by its co-working space network, managed area of co-working spaces, workstations, occupancy rates and members exclude the spaces operated by Ucommune’s associates.

Certain amounts, percentages and other figures, such as key operating data, presented in this discussion have been subject to rounding adjustments. Accordingly, figures shown as totals, dollars or percentages may not represent the arithmetic summation or calculation of the figures that accompany them.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this discussion are made at RMB6.6981 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2022. The Parent makes no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. On September 23, 2022, the noon buying rate for Renminbi was RMB7.1266 to US$1.00.

This discussion contains information derived from various public sources and certain information from an industry report commissioned by Ucommune and prepared by Frost & Sullivan, a third-party industry research firm, to provide information regarding its industry and market position. Such information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. The industry in which Ucommune operates is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Item 3. Key Information — D. Risk Factors” in the annual report on Form 20-F filed by the Parent with the U.S. Securities and Exchange Commission, or the SEC, on May 10, 2022, or the Parent’s 20-F. These and other factors could cause the results to differ materially from those expressed in these publications and reports.

SELECTED UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENT INFORMATION OF PARENT, THE VIES, THE WFOES, THE HK SUBSIDIARIES AND OTHER SUBSIDIARIES.

The following unaudited condensed consolidated financial statement information presents information related to the Parent, which is the investment holding company, the VIEs, the WFOEs, the HK subsidiaries and other subsidiaries as of and for the periods indicated.

	As of June 30, 2022
	Parent	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries	Eliminating Entries	Total
	(RMB in thousands)
Cash and cash equivalent	172	59,778	6,822	11,240	2,929	—	80,941
Inter-Company balances due from VIEs/Subsidiaries	499,221	—	—	—	—	(499,221)	—
Other current assets	22,512	328,162	21,796	3,923	317,171	(415,442)	278,122
Total current assets	521,905	387,940	28,618	15,163	320,100	(914,663)	359,063
Property and equipment, net	—	217,362	10	—	—	—	217,372
Right of use assets, net	—	518,160	—	1,225	12,793	—	532,178
Goodwill	—	—	—	—	—	—	—
Other non-current assets	—	225,125	—	6,356	1,994	—	233,475
Total non-current assets	—	960,647	10	7,581	14,787	—	983,025
Total assets	521,905	1,348,587	28,628	22,744	334,887	(914,663)	1,342,088
Accounts payable	2,014	214,904	—	—	2,324	(4,483)	214,759
Investment deficit in subsidiaries and consolidated VIEs	290,091	—	—	—	—	(290,091)	—
Inter-Company balances due to Parent/VIEs/Subsidiaries	—	204,713	9,698	120,453	164,358	(499,222)	—
Lease liabilities, current	—	245,678	—	5,775	16,097	—	267,550
Other current liabilities	58,701	387,396	18,579	40,915	550,792	(705,358)	351,025
Total current liabilities	350,806	1,052,691	28,277	167,143	733,571	(1,499,154)	833,334
Lease liabilities, non-current	—	292,386	—	—	4,454	—	296,840
Other non-current liabilities	39,497	21,740	—	—	—	—	61,237
Total non-current liabilities	39,497	314,126	—	—	4,454	—	358,077
Total liabilities	390,303	1,366,817	28,277	167,143	738,025	(1,499,154)	1,191,411
Total Equity/(Deficit)	131,602	(18,230)	351	(144,399)	(403,138)	584,491	150,677

	For the Six Months Ended June 30, 2022
	Parent	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries	Eliminating Entries	Total
	(RMB in thousands)
Total revenue	—	283,515	263	1,460	14,198	(2,109)	297,327
Total cost of revenue	—	(284,371)	—	—	(24,015)	—	(308,386)
Operating expenses:	(10,744)	(209,328)	(1,125)	(2,635)	(12,233)	(10,768)	(246,833)
Loss from operations	(10,744)	(210,184)	(862)	(1,175)	(22,050)	(12,877)	(257,892)
Loss from equity method investments	(218,525)	—	—	—	—	218,525	—
Net loss	(229,269)	(198,796)	(862)	(1,175)	(27,288)	205,648	(251,742)

	For the Six Months Ended June 30, 2022
	Parent	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries	Eliminating Entries	Total
	(RMB in thousands)
Net cash used in operating activities	(18,758)	(14,274)	(2,772)	(16,429)	(54,992)	—	(107,225)
Purchase of short-term investments	—	(116,680)	(14,000)	—	—	—	(130,680)
Settlement of short-term investments	—	105,529	17,073	—	—	—	122,602
Purchase of property and equipment	—	(25,019)	—	(939)	—	—	(25,958)
Other investing activities	—	3,110	—	—	—	—	3,110
Net cash (used in)/provided by investing activities	—	(33,060)	3,073	(939)	—	—	(30,926)
Loan received from third parties	—	2,126	—	—	—	—	2,126
Loan repaid to third parties	—	(20,957)	—	—	—	—	(20,957)
Cash received from issuing convertible bond	17,684	—	—	—	—	—	17,684
Other financing activities	—	879	—	—	—	—	879
Net cash provided by/(used in) financing activities	17,684	(17,952)	—	—	—	—	(268)

Effects of exchange rate changes	(38)	—	—	(628)	3,531	—	2,865
Net increase/(decrease) in cash, cash equivalents and restricted cash	(1,112)	(65,286)	301	(17,996)	(51,461)	—	(135,554)
Cash, cash equivalents and restricted cash – beginning of the period	1,284	125,064	6,521	29,236	54,390	—	216,495
Cash, cash equivalents and restricted cash – end of the period	172	59,778	6,822	11,240	2,929	—	80,941

The following table sets forth the roll-forwards of the investment in the subsidiaries and the VIEs line item for the periods indicated:

Inter-group Balances Due from VIEs/Subsidiaries:	Parent Company	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries
	(RMB in thousands)
December 31, 2021	395,756	—	—	224,954	—
Loss from equity method investment	(218,525)	—	—	—	—
Additional long-term investment held by ESOP(1)	22,596	—	—	—	—
Foreign exchange gain for Long-term investments	3,463	—	—	—	—
Intercompany loan lent	11,209	—	119,659	8,967	14,716
Intercompany loan collected	(5,369)	—	(119,659)	(6,926)	(14,716)
June 30, 2022	209,130	—	—	226,995	—

(1)	Ucommune International Ltd issued share incentives to its employees using its ordinary shares. Upon the consummation of the Business Combination, the shares previously granted became effective and vest according to the related share incentive agreements. Therefore, the parent company recognized long-term investments to the subsidiaries and the subsidiaries recognized share-based compensation expenses.

Inter-group Balances Due to VIEs/Subsidiaries:	Parent Company	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries
	(RMB in thousands)
December 31, 2021	—	196,429	12,256	348,723	160,928
Intercompany loan received	—	123,702	—	2,687	28,162
Intercompany loan repayment	—	(115,418)	(2,558)	(3,962)	(24,732)
June 30, 2022	—	204,713	9,698	347,448	164,358

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of the Parent’s financial condition and results of operations in conjunction with the Parent’s unaudited condensed consolidated financial statements and the related notes included elsewhere in this current report on Form 6-K of the Parent, or this Form 6-K. This discussion contains forward-looking statements that involve risks and uncertainties. The actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — D. Risk Factors” in the Parent’s Form 20-F and in the Parent’s other filings with the SEC.

Overview

Ucommune’s brand is the most recognized agile office space brand in China according to Frost & Sullivan. Ucommune operates the largest agile office space community in China in terms of the number of agile office spaces, aggregate managed area and number of cities covered in China as of December 31, 2019, according to Frost & Sullivan. Ucommune had 284 agile office spaces across 75 cities as of June 30, 2022.

As of June 30, 2022, Ucommune had 220 spaces in operation, providing approximately 66,500 workstations to its members and Ucommune also had 64 spaces under construction or preparation for construction. As of June 30, 2022, Ucommune had 3 spaces operated by Ucommune’s associates across 2 cities in Greater China and New York. As of June 30, 2022, Ucommune had approximately 1,186,440 members, including approximately 1,149,830 individuals and 36,610 enterprises, ranging from large enterprises to SMEs.

Ucommune has been developing its asset-light model, under which Ucommune provides space design and build as well as management services to develop and manage agile office spaces for landlords who bear most of the capital investments to build and launch new spaces. The asset-light model allows more landlords to benefit from Ucommune’s professional capabilities and strong brand recognition, which in turn enables Ucommune’s business to scale in a cost-efficient manner.

As of June 30, 2022, Ucommune had 171 spaces under the asset-light model with managed area of approximately 739,780 m2, representing 77% of the aggregate managed area of approximately 958,985 m2 of all spaces. In the first half of 2022, Ucommune launched 17 new spaces under its asset-light model with managed area of approximately 300,980 m2, representing a 11% increase and a 69% increase in the number and managed area of new spaces under its asset-light model in the first half of 2021. In the first half of 2022, Ucommune generated operating profit from the subsidiary that operates agile office spaces under its asset-light model. Ucommune intends to focus on expanding its asset-light business as one of its major growth drivers.

Cooperating with over 700 business partners, Ucommune provides a comprehensive suite of U Plus services, including individual services, such as catering, fitness, healthcare, training and entertainment; general corporate services, such as corporate secretary, human resources, legal, finance, IT support and tax services; incubation and corporate venturing services; design and build services; advertising and branding services; and services to further energize Ucommune’s community.

Ucommune receives revenue from members by providing U Plus services and charging members fees based on the services provided, such as design and build services, and advertising and branding services. Ucommune also generates revenue from its business partners and investees through different arrangements, including (i) revenue sharing arrangements under which it shares part of the revenue of its business partners as fees, and (ii) fixed fee arrangements under which it charges its business partners and investees fixed fees for leasing its spaces to provide services.

Key Operating Data

Ucommune regularly monitors a number of operating metrics in order to measure its current performance and project its future performance. These metrics aid Ucommune in developing and refining its growth strategies and making strategic decisions.

As of June 30, 2022
Number of cities	75
Number of Spaces	284
Number of spaces under self-operated model(1)	113
Number of spaces under asset-light model	171
Managed area (m2)(2)	958,985
Managed area under self-operated model(2)	219,205
Managed area under asset-light model(2)	739,780
Number of spaces in operation	220
Number of workstations of spaces in operation(2)(3)	66,500
Number of members(2)	1,186,440
Number of individual members(2)	1,149,830
Number of individual members using workstations(2)	39,780
Number of enterprise members(2)	36,610
Occupancy rate for all spaces in operation(2)	60%
Occupancy rate for mature spaces(2)	64%

(1)	As spaces under U Studio category are small offices, Ucommune counts one or more small offices operated under U Studio category in one building as one space. As of June 30, 2022, Ucommune cooperated with 131 landlords counted by property ownership certificate, respectively, under U Studio category.
(2)	Approximate number subject to rounding adjustments.
(3)	As spaces under U Studio category are small offices, Ucommune leases the entire space to members instead of leasing all or some of the workstations therein. Therefore, the number of workstations under U Studio category is counted by dividing the managed area of the spaces in operation under U Studio category by the average area per workstation of 4.5 m2.

Key Factors Affecting the Results of Operations

Ucommune operates in China’s agile office space industry, and its results of operations and financial condition are influenced by the macroeconomic factors affecting this industry. These factors include China’s economic growth, the impact of COVID-19 outbreak on the economy in China or worldwide, the emergence of China’s new economy and internet companies under favorable policies encouraging entrepreneurship and innovation, and urbanization of the workforce.

The COVID-19 outbreak has materially adversely affected the Parent’s financial condition and results of operation. Net revenue in the first half of 2022 decreased partially due to the temporary closure of its spaces during the outbreak of COVID-19 and loss of major customers for advertising and marketing services. The COVID-19 outbreak has resulted in, and may intensify global economic distress, and the extent to which it may affect the Parent’s financial condition, results of operations, and cash flows will depend on future developments, which are highly uncertain and cannot be reasonably estimated at this time. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — We face risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt our operations” from the Parent’s Form 20-F.

The Parent’s financial condition and results of operations are also affected by a number of emerging market trends, such as companies’ rising needs for cost-efficient and flexible office space solutions and one-stop services for both corporates and employees, and new demand for intelligent office systems and working environments.

In addition, as Ucommune generates a portion of net revenue from providing marketing and branding services, the results of operations are also affected by the general factors affecting its advertisers and their marketing and branding budgets.

Ucommune’s results of operations and financial condition are also subject to changes in the regulatory regime governing China’s agile office space industry, as well as the U Plus services it provides. The PRC government regulates various aspects of Ucommune’s operations, such as leasing, design and build and the operation of office spaces and online advertising and branding content. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — Regulation and censorship of information disseminated over the internet in China may adversely affect our business and reputation and subject us to liability for information displayed on our website” from the Parent’s Form 20-F.

Ucommune’s results of operations and financial condition also depend on a number of company-specific factors, including the factors discussed below.

Ucommune’s Ability to Refine its Agile office Space Network

Given that the majority of net revenue is from workspace membership, net revenue growth depends primarily on Ucommune’s ability to refine its agile office space network and expand its community. Since the launch of its first agile office space in September 2015, Ucommune has expanded its operations across 42 cities primarily through its self-operating model. Ucommune derives substantially all of its net revenue from operations within Greater China.

Ucommune has developed an asset-light model by providing landlords with its design and build and operation capabilities. Ucommune’s asset-light model has two categories, i.e., U Brand and U Partner. Under U Brand, Ucommune primarily receives management fees from landlords. Under U Partner, Ucommune primarily shares revenue with landlords.

Ucommune operates agile office spaces under its asset-light model through one subsidiary. In the first half of 2022, the net revenue and operating profit of this subsidiary were relatively insignificant to the group. However, the subsidiary generated operating profit while Ucommune incurred overall loss from operations.

Ucommune plans to refine its agile office space network by exploring growth under the asset-light model and pursuing targeted expansion. Ucommune’s spaces under the asset-light model increased from 47 as of December 31, 2019 to 125 as of December 31, 2020, to 165 as of December 31, 2021 and to 171 as of June 30, 2022. Ucommune also plans to enhance its leading position by expanding across tier-1 and new tier-1 cities in China and into overseas markets.

With the expansion of its agile office space network, Ucommune’s business may be exposed to additional risks. For example, the impairment loss on property and equipment, right-of-use assets and non-current assets was RMB97.7 million (US$14.6 million) in the first half of 2022, as compared to RMB9.7 million in the first half of 2021, primarily associated with the spaces where carrying value is not expected to be fully recoverable.

The changes in impairment loss on long-lived assets and long-term prepaid expenses are affected by various factors, primarily including Ucommune’s spaces in operation and the new operating risks and challenges associated with its expansion into existing markets and new markets, and therefore are subject to fluctuations. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — Our expansion into new regions, markets and business areas may pose increased risks” from the Parent’s Form 20-F. However, the Parent believes that Ucommune can improve the performance of its spaces in operation leveraging its management capabilities and its experience of expanding into new markets.

Ucommune’s Ability to Manage Costs and Expenses Effectively

Ucommune’s ability to manage its costs and expenses effectively is critical to the success of its business. Ucommune has benefited from the use of technologies and the standardization of its processes and achieved economies of scale as Ucommune has developed a core competency in the efficient sourcing, design and build, and operation of its spaces. Building on its operating capabilities, Ucommune has also developed an asset-light model, which can free up a large amount of capital investments to build out and launch new spaces. The cost of revenue (excluding impairment loss) as a percentage of net revenue decreased from the first half of 2021 to the first half of 2022.

The financial and business performance of Ucommune’s agile office spaces under the U Space category highly depends on its ability to source and lease suitable properties on reasonable terms. Ucommune plans to utilize its management team’s expertise in developing and operating commercial properties and its strong relationships with landlords to identify new locations suitable for the expansion of its business and to negotiate leasing terms of such properties to effectively manage its costs and expenses.

Ucommune’s design and build capabilities enable it to shorten the time from taking possession of a new space to making the space ready for leasing to members. Ucommune typically completes this process within three to five months for spaces under the U Space category. According to Frost & Sullivan, the industry average time from taking possession of a space to operation is approximately nine months.

The Parent expects the costs and expenses to increase in absolute amount as Ucommune expands its business and to decrease a percentage of net revenue as Ucommune improves operational efficiency, achieves economies of scale and enhances its brand recognition.

Growth in Ucommune’s Member Base and Pricing of its Agile Office Space Services

Ucommune generates most of its net revenue from providing various agile office space solutions to its members from whom Ucommune collects monthly rent in the form of membership service fees in accordance with membership service contracts or office workstation rental fees in accordance with office workstation rental contracts. The key contract terms and services provided under both membership service contracts and office workstation rental contracts are identical. Therefore, the results of operations are directly affected by the growth in its member base and the pricing of its agile office space services. The number of individual members increased from approximately 688,900 as of December 31, 2019 to approximately 1,013,600 as of December 31, 2020, increased to approximately 1,141,780 as of December 31, 2021 and increased to approximately 1,149,830 as of June 30, 2022.

The pricing of Ucommune’s agile office space services is affected by its service positioning strategy, locations of its spaces, brand recognition, the competitive landscape of the agile office space industry in China and the design and build and maintenance cost of its agile office spaces. Ucommune’s ability to maintain or increase the pricing of its agile office space services largely depends on its ability to compete effectively and differentiate its services through its strong brand recognition, its unique and nationwide agile office space network and its ability to meet its members’ needs for office space solutions.

Development of U Plus Services

Ucommune derives revenue from U Plus services in cooperation with its business partners and investees. As of June 30, 2022, Ucommune had over 700 business partners. Ucommune’s member base has grown rapidly, increasing from approximately 715,600 as of December 31, 2019 to approximately 1,044,700 as of December 31, 2020, further to approximately 1,176,970 as of December 31, 2021 and further to approximately 1,186,440 as of June 30, 2022. As its business grows, Ucommune has opportunities to provide more services and build a vibrant community serving wider group of members beyond the physical spaces.

The growth of net revenue from U Plus services depends on Ucommune’s own capabilities, including through acquisitions or strategic investments, or through selected quality business partners to provide services that match the needs of its members at reasonable prices. Ucommune plans to make ongoing efforts, including investing time and money, to identify the needs of its members and provide quality and diversified services to them.

Acquisition Activities to Expand Offerings

Ucommune has made acquisitions or investments that it believes will expand its agile office space network and service offerings that benefit its members and have the potential to become meaningful revenue streams in the future. For example, in 2018, Ucommune acquired a company engaging in marketing and branding services and two companies engaging in interior design and construction services. Ucommune intends to continue selectively pursuing strategic partnerships and acquisitions, which could include investments in private or public entities, strategic alliances, or securities offerings through the Parent or its subsidiaries, to expand the Ucommune community.

Key Components of Results of Operations

Ucommune has three operating segments including (i) workspace membership, (ii) marketing and branding services, and (iii) other services. Operating segments are defined as components of an enterprise engaging in business activities for which separate financial information is available. The Parent’s chief operating decision makers regularly evaluate Ucommune’s operating segments in deciding how to allocate resources and assess performance. See the combined and consolidated financial statements included in the Parent’s Form 20-F and in this 6-K for additional information regarding the three reportable segments.

Net Revenue

The following table sets forth a breakdown of net revenue, in absolute amounts and as percentages of total net revenue, for the periods indicated.

	For the Six Months Ended June 30,
	2021		2022
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net Revenue
Workspace membership revenue	185,079	37.0	161,336	24,087	54.3
Marketing and branding services revenue	238,692	47.6	98,164	14,655	33.0
Other services revenue	77,264	15.4	37,827	5,647	12.7
Total net revenue	501,035	100.0	297,327	44,389	100.0

Workspace Membership Revenue.    The Parent generates a majority of net revenue by Ucommune’s providing of various agile office space solutions to members from whom Ucommune collects monthly rent in the form of membership service fees or office workstation rental fees. Workspace membership net revenue primarily includes fees generated through the agile office spaces services under Ucommune’s self-operated model, fees generated through revenue sharing under U Partner, and also includes other net revenue in relation to utilizing Ucommune’s spaces, such as net revenue generated from service fees for using its conference rooms.

Marketing and Branding Services Revenue.    Marketing and branding services net revenue includes advertising services net revenue, primarily generated by integrated branding services and online targeted marketing services provided by Zhuhai Shengguang Zhongshuo Digital Marketing Co., Ltd. that Ucommune acquired in December 2018.

Other Services Revenue.    Other services net revenue primarily consists of (i) interior design and construction net revenue generated from two companies that Ucommune acquired in July 2018, (ii) management fees generated from Ucommune’s agile office spaces under U Brand, (iii) SaaS services and internet of things, or IOT, solutions revenue and (iv) charges to members for ancillary services such as printing and copying fees.

Cost of Revenue (Excluding Impairment Loss)

The following table sets forth a breakdown of the cost of revenue (excluding impairment loss), in absolute amounts and as percentages of total cost of revenue (excluding impairment loss), for the periods indicated.

	For the Six Months Ended June 30,
	2021		2022
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenue (excluding impairment loss)(1)
Workspace membership	244,817	46.2	180,925	27,011	58.7
Marketing and branding services	228,266	43.1	97,184	14,509	31.5
Other services	57,027	10.7	30,277	4,520	9.8
Total cost of revenue (excluding impairment loss)	530,110	100.0	308,386	46,040	100.0

(1)	Cost of revenue does not include impairment loss, and Ucommune generally does not consider impairment on a routine basis when operating and managing its agile office space business.

Workspace Membership. Cost of revenue (excluding impairment loss) for workspace membership primarily consists of (i) lease expenses, (ii) employee compensation and benefits, (iii) depreciation and amortization expenses, and (iv) other workspace operating costs, such as costs for daily maintenance and cleaning, and insurance costs.

Marketing and Branding Services.    Cost of revenue (excluding impairment loss) for marketing and branding services primarily consists of costs associated with advertisement distribution and content design, and employee compensation and benefits.

Other Services. Cost of revenue (excluding impairment loss) for other services primarily consists of costs in relation to Ucommune’s interior design and construction services, costs in relation to revenue from asset-light model, costs in relation to SaaS services and IOT solutions and other ancillary costs.

Impairment Loss on Long-lived Assets and Long-term Prepaid Expenses

Impairment loss on long-lived assets and long-term prepaid expenses was impairment loss recognized whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset and long-term prepaid expenses may no longer be recoverable.

Impairment Loss on Goodwill

Impairment loss on goodwill was recognized whenever the carrying amount of a reporting unit exceeds its fair value.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of (i) marketing and promotion expenses, (ii) compensation for Ucommune’s sales and marketing personnel and (iii) share-based compensation expense.

General and Administrative Expenses

General and administrative expenses consist primarily of (i) compensation for Ucommune’s management and administrative personnel, (ii) expenses in connection with its operation and financing supporting functions such as legal and human resources, (iii) share-based compensation expense, and (iv) other administrative expenses.

Change in Fair Value of Warrant Liability

Warrants classified as liabilities are initially recorded at fair value with gains and losses arising from changes in fair value recognized in the unaudited condensed consolidated statements of operations during the period in which such instruments are outstanding.

Change in Fair Value of Put Option Liability

Put option classified as liabilities is initially recorded at fair value with gains and losses arising from changes in fair value recognized in the unaudited condensed consolidated statements of operations during the period in which such instruments are outstanding.

Impairment Loss on Long-term Investments

Impairment loss on long-term investments was recognized when the investees’ operating performances indicate that the carrying value of the investment is no longer recoverable.

Loss on Disposal of Subsidiaries

Loss on disposal of subsidiaries was generated from the disposal of several subsidiaries.

Taxation

Cayman Islands

Ucommune International Ltd, the Parent, and Ucommune Group Holdings, the Parent’s subsidiary, are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, these entities are not subject to income, corporation or capital gains tax in the Cayman Islands. In addition, payment of dividends, if any, is not subject to withholding tax in the Cayman Islands.

British Virgin Islands

Ucommune International Limited, the Parent’s subsidiary incorporated in the British Virgin Islands, is not subject to income tax in the British Virgin Islands.

Hong Kong

Ucommune HK, the Parent’s subsidiary incorporated in Hong Kong, is subject to a two-tiered income tax rate for taxable income earned in Hong Kong effectively since April 1, 2018. The first two million Hong Kong dollars of profits earned by a company are subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate, 16.5%. No provision for Hong Kong profits tax has been made in the unaudited condensed consolidated financial statements it had no assessable income for the six months ended June 30, 2022.

Singapore

Ucommune Singapore Pte. Ltd., the Parent’s subsidiary incorporated in Singapore, is subject to Singapore corporate income taxes at the rate of 17% for the six months ended June 30, 2022.

United States

Ucommune N.Y. Corp. is incorporated in the U.S. and is subject to the U.S. federal income taxes. According to U.S. tax reform, a flat corporate income tax rate of 21% was effective beginning in 2018.

With effect from January 1, 2018, the tax act introduced a provision to tax global intangible low-taxed income, or GILTI. The Parent will account for future tax liability arising from GILTI, if any, as a period cost.

As a result of the tax act, the Parent has evaluated whether it has an additional tax liability from the GILTI inclusion on current earnings and profits of its foreign controlled corporations. The law also provides that corporate taxpayers may benefit from a 50% reduction in the GILTI inclusion, which effectively reduces the tax rate on the foreign income to 10.5%. The GILTI inclusion further provides for a foreign tax credit in connection with the foreign taxes paid. As of June 30, 2022, the Parent does not have any aggregated positive tested income; and as such, did not record a liability for GILTI tax.

PRC

Effective from January 1, 2008, a new Enterprise Income Tax Law, or the PRC EIT Law, combined the previous income tax laws for foreign invested and domestic invested enterprises in the PRC by the adoption of a unified tax rate of 25% for most enterprises with the following exceptions.

According to the requirements of Cai Shui [2014] No. 26, enterprises that qualify as encouraged industrial enterprises located in Heng Qin New Area in Guangdong province, Ping Tan Comprehensive Experimental Area in Fujian province and Qian hai shen gang Modern Service Cooperation Zone in Shenzhen are subject to a tax rate of 15%. The notification will be implemented from January 1, 2014 to December 31, 2020, subject to extension. One of the PRC subsidiaries, Zhuhai Shengguang Zhongshuo Digital Marketing Co., Ltd., an advertising company, was established in September 2015 in Heng Qin New Area. Its main business belongs to one of the industries in the tax preferential catalogue, which accounts for more than 70% of the total income of enterprises, so it has enjoyed 15% preferential tax rate of income tax.

According to Caishui [2019] No. 13, Caishui [2021] No. 12, small and low-profit enterprises shall meet three conditions for enjoying preferential tax conditions, including (i) annual taxable income of no more than RMB3 million, (ii) no more than 300 employees, and (iii) total assets of no more than RMB50 million. Small, low-profit enterprises whose annual taxable income is no more than RMB1 million is subject to the preferential income tax rate of 2.5% (only 12.5% of such taxable income shall be subject to enterprise income tax at a tax rate of 20%). Small, low-profit enterprises whose annual taxable income exceed RMB1 million but no more than RMB3 million is subject to the preferential income tax rate of 10% (only 50%) of such taxable income shall be subject to enterprise income tax at a tax rate of 20%). According to Caishui [2022] No.13, which became effective on January 1, 2022, small, low-profit enterprises whose annual taxable income exceed RMB1 million but no more than RMB3 million is subject to the preferential income tax rate of 5% (only 25% of such taxable income shall be subject to enterprise income tax at a tax rate of 20%).

The Parent, as the ultimate Cayman Islands holding company, may receive dividends from Ucommune Group Holdings, the group’s another Cayman Islands holding company wholly owned by the Parent. Ucommune Group Holdings may receive dividends from the PRC subsidiaries through Ucommune HK. The PRC EIT Law and its implementing rules provide that dividends paid by a PRC entity to a nonresident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise.

Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply for the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends.

In October 2019, the State Administration of Taxation, or the SAT, promulgated the Administrative Measures for Non-Resident Taxpayers Enjoying Treaties Benefits, or Announcement 35, which became effective on January 1, 2020. Announcement 35 provides that nonresident enterprises do not need to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, nonresident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities.

Accordingly, Ucommune Group Holdings (Hong Kong) Limited, or Ucommune HK, may be able to benefit from the 5% withholding tax rate for the dividends it receives from the PRC subsidiaries, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and Announcement 35, if the relevant tax authorities believe that the primary purpose of the transactions or arrangements is to enjoy a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

If the holding companies in the Cayman Islands or any of the Parent’s subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC EIT Law, the Parent and its subsidiaries would be subject to enterprise income tax on the group’s worldwide income at a rate of 25%. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable PRC tax consequences to us and our non-PRC shareholders” from the Parent’s Form 20-F.

Critical Accounting Policies, Judgments and Estimates

The Parent prepares the consolidated financial statements in conformity with U.S. GAAP, which requires it to make judgments, estimates and assumptions. The Parent continually evaluates these estimates and assumptions based on the most recently available information, its own historical experience and various other assumptions that it believes to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from the Parent’s expectations as a result of changes in its estimates. Some of its accounting policies require a higher degree of judgment than others in their application and require the Parent to make significant accounting estimates.

The critical accounting policies, judgments and estimates that the Parent believes to have the most significant impact on the unaudited condensed consolidated financial statements are described below, which should be read in conjunction with the unaudited condensed consolidated financial statements and accompanying notes and other disclosures included elsewhere in this Form 6-K. When reviewing the financial statements, you should consider:

●	the selection of critical accounting policies,

●	the judgments and other uncertainties affecting the application of such policies,

●	the sensitivity of reported results to changes in conditions and assumptions.

The critical accounting policies and practices include the following: (i) impairment of right-of-use assets and other long-lived assets; (ii) lease; (iii) revenue recognition; (iv) convertible bond and detachable warrants; (v) goodwill and (vi) share-based compensation. See Note 2 — Significant Accounting Policies to the unaudited condensed consolidated financial statements for the disclosure of these accounting policies. The Parent believes the following accounting estimates involve the most significant judgments used in the preparation of the financial statements.

Impairment of Right-of-use Assets and Other Long-lived Assets

The Parent reviews its right-of-use assets, or ROU assets, and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Factors the Parent considers to be important which could trigger an impairment review primarily include:

●	significant underperformance relative to projected operating results;

●	significant changes in the overall business strategy;

●	significant adverse changes in the legal or business environment; and

●	significant competition, unfavorable industry trends or economic outlook.

When these events occur, the Parent measures impairment by comparing the carrying value of the ROU assets and other long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposal. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Parent will recognize an impairment loss based on the fair value of the assets.

The Parent measures the fair value of impaired space by using discounted cash flow model. The estimates used in projected future cash flows include rental charges, occupancy rate and operating costs. The weighted average cost of capital is used as the discount rate.

Lease

The Parent early adopted Accounting Standard Codification, or ASC, Topic 842 — Leases, or ASC 842, on January 1, 2017 on a modified retrospective basis. In connection with the adoption of ASC 842, the Parent made an accounting policy election for all lease related asset classes, to account for the lease and non-lease components as a single lease component. The Parent has also made an accounting policy election to exempt leases with an initial term of 12 months or less from being recognized on the balance sheet. Short-term leases are not significant in comparison to the Parent’s overall lease portfolio. Payments related to those leases continue to be recognized in the unaudited condensed consolidated statement of operations on a straight-line basis over the lease term.

From the Perspective of Lessee

Ucommune leases properties for its collaborative workspaces and other locations. At the commencement of each lease, management determines the classification as an operating or finance lease. In the six months ended June 30, 2021 and 2022, the Parent did not enter into any finance lease. For leases that qualify as operating leases, the Parent recognizes the associated lease expense on a straight-line basis over the term of the lease beginning on the date of initial possession. The date of initial possession is generally when Ucommune enters the leased premises and begins to make improvements in preparation for its intended use.

At the commencement date of a lease, the Parent recognizes a lease liability for future fixed lease payments and a ROU asset representing the right to use the underlying asset during the lease term. The future fixed lease payments are discounted using the incremental borrowing rate as the rate implicit in the lease is not readily determinable. The incremental borrowing rate is estimated on a portfolio basis and incorporates lease term, currency risk, credit risk and an adjustment for collateral. Upon adoption of ASU 2016-02 on January 1, 2017, the Parent elected to use the remaining lease term as of January 1, 2017 in the estimation of the applicable discount rate for leases that were in place at adoption.

For the initial measurement of the lease liabilities for leases commencing after January 1, 2017, the Parent uses the discount rate as of the commencement date of the lease, incorporating the entire lease term. Current maturities and long-term portions of operating lease liabilities are classified as lease liabilities, current and lease liabilities, non-current, respectively, in the unaudited condensed consolidated balance sheets.

The ROU asset is measured at the amount of the lease liabilities with adjustments, if applicable, for lease prepayments made prior to or at lease commencement, initial direct costs incurred and lease incentives. Variable lease expenses includes rent contingent payments based on percentages of revenue as defined in the lease. It is not included in lease expenses it incurred or becomes probable.

From the Perspective of Lessor

The Parent recognizes workspace membership revenue under ASC 842, and all the leases contracts are operating leases. Ucommune provides various leasing solutions for its members and generates revenues from monthly rent in the form of membership service fees or workstation rental fee.

The workspace memberships enable members to access to office space, use of a shared internet connection, access to certain facilities (kitchen, common areas and related areas), as well as service fees for the use of conference room and prints/copies. The price of each membership varies, based on the particular characteristics of the office space occupied by the member, the geographic location of the workspace, and the number of workstations in the contract.

The members do not have options to purchase underlying assets at termination. Renewal of memberships are on a negotiation basis before termination. The majority of the lease contracts are fixed lease payment contracts. The Parent’s variable lease payments consists of certain contracts indexed to future sales revenues of the lessees. Variable membership fees are recognized when incurred.

Workspace membership revenue consists primarily of fees from members and is recognized ratably, on a monthly basis, over the lease term, as access to office space is provided. The Parent applied practical expedients to choose not to separate lease and non-lease components for all lease related asset classes. The consolidated component is accounted for under ASC 842. The lease term for most of the membership services is less than one year.

The leases do not have renewal options and penalties are imposed if the lessees early terminate the leases. Workspace membership fees are generally collected in advance each quarter. Members are generally required to provide Ucommune with a deposit which is normally one-month service fee. Pursuant to the term of membership agreement, the amount of deposit may be applied against the member’s unpaid balance.

The residual value of the lease assets represents the fair value of the leased assets at the end of the lease terms. The Parent relies on industry data, historical experience, independent appraisals and the experience of the management team to value lease residuals.

Revenue Recognition

Revenue is recognized when control of promised goods or services is transferred to Ucommune’s customers in an amount of consideration to which Ucommune expects to be entitled in exchange for those goods or services. The Parent follows the five steps approach for revenue recognition under Topic 606:

●	identify the contract(s) with a customer,

●	identify the performance obligations in the contract,

●	determine the transaction price,

●	allocate the transaction price to the performance obligations in the contract, and

●	recognize revenue when (or as) Ucommune satisfies a performance obligation.

The primary sources of the revenues are as follows:

Workspace Membership Revenue

Workspace membership revenue is recognized under ASC 842. See “— Lease — From the Perspective of Lessor.”

Marketing and Branding Services Revenue

Marketing and branding services revenue primarily consists of advertising services revenue, generated by a subsidiary acquired in 2018. The service provided is accounted for as a single performance obligation and revenue is recognized over the service period by using the advertisement placed as output method.

Other Services Revenue

Other services revenue primarily consists of (i) interior design and construction net revenue, (ii) co-working space management fees, (iii) SaaS services and IOT solutions revenue and (iv) charges to members for ancillary services including printing, copying and related services.

Design and construction revenue is generated from two companies acquired in 2018 and one subsidiary acquired in 2021. Design revenue is recognized over time based on the basis of direct measurements of the value to the customer of the services transferred to date relative to the remaining services promised under the contract. Construction revenue is recognized over time based on a percentage of contract costs incurred to date compared to the total estimated contract cost.

Co-working space management fees are derived from managing branded co-working space locations for leased property owners. The fee generally consists of a monthly base amount plus revenue sharing. Revenue is recognized over time when service is provided.

SaaS service and IOT solution is generated from a subsidiary acquired in 2019 and recognized upon the service is completed. Revenue from ancillary services to members is recorded upon performance obligation delivered per contracts.

Convertible bond and detachable warrants

The Parent issued a convertible bond with detachable warrants in January 2022. The Parent has determined that the convertible bond with detachable warrants is a bundle of freestanding financial instruments and should be accounted for separately. With respect to the convertible bond, the Parent has evaluated whether the conversion feature of the bond is considered an embedded derivative instrument subject to bifurcation in accordance with ASC 815 —Accounting for Derivative Instruments and Hedging Activities (“ASC 815”). Based on the Parent's evaluation, the conversion feature is not considered to be bifurcated because the conversion feature is either clearly and closely related to the convertible bond or meets the scope exception under ASC 815-10-15. The Parent has determined that there was no beneficial conversion feature attributable to the convertible bond, as the effective conversion price is not below fair value of the equity interest to be converted on the commitment dates.

The Parent has evaluated the embedded put option in accordance with ASC815 has had determined that the put option meets the definition of a derivative and needs to be bifurcated and measured at fair value, as the convertible bond was issued at a substantial discount and is contingently exercisable. The Parent classifies the put option in its unaudited condensed consolidated balance sheet as a liability which is revalued at each balance sheet date subsequent to the initial issuance.

The Parent has evaluated the detachable warrants in accordance with ASC 815 has had determined the detachable warrants meet the definition of a derivative and need to be measured at fair value. The Parent classifies the warrants in its unaudited condensed consolidated balance sheet as liabilities which are revalued at each balance sheet date subsequent to initial issuance.

Goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on the unaudited condensed consolidated balance sheets as goodwill. Goodwill is not amortized, but tested for impairment annually or more frequently if event and circumstances indicate that it might be impaired.

The Parent has determined that it has three reporting units within the entity at which goodwill is monitored for internal management purposes. Starting from January 1, 2020, the Parent adopted ASU 2017-04, which simplifies the accounting for goodwill impairment by eliminating Step 2 from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step 2 to measure the impairment loss. The Parent evaluated the recoverability of goodwill by performing a qualitative assessment before using the quantitative impairment test approach at the reporting unit level. Based on an assessment of the qualitative factors, the Parent determined that it is more-likely-than-not that the fair value of the three and one reporting unit are less than its carrying amount as of December 31, 2021 and June 30, 2022.

Therefore, the Parent performed a quantitative assessment using the discounted cash flow taking into account the market capitalization when determining the fair value of each reporting unit. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts including expected revenue growth, operating margins and estimated capital needs, (b) an estimated terminal value using a terminal year long-term future growth rate determined based on the growth prospects of each reporting unit; (c) a discount rate that reflects the weighted-average cost of capital adjusted for the relevant risk associated with each reporting unit’s operations and the uncertainty inherent in the group’s internally developed forecasts; and (d) the EBITDA multiples used in the market approach fair value method. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.

Based on the results of the goodwill impairment assessment, RMB1,504.5 million and RMB43.0 million (US$6.4 million) impairment loss on goodwill was provided for the year ended December 31, 2021 and the six months ended June 30, 2022 as the carrying value of the reporting units are in excess of their fair value.

Share-based Compensation

Share-based compensation expense arises from the share-based awards granted to the Parent’s employees and consultants.

In determining the fair value of share options granted, a binomial option pricing model is applied.

Share-based compensation expense for share options granted is recognized on a tranche-by-tranche method over the requisite service period. The Parent elected to not estimate the forfeiture rate, but to account for the forfeiture when forfeitures occur.

A change in any of the terms or conditions of share awards is accounted for as a modification. The Parent calculates the incremental compensation cost of modification as the excess of the fair value of the modified awards over the fair value of the original awards immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. The Parent recognizes, over the remaining requisite service period of the modified awards, the sum of the incremental compensation cost and the remaining unrecognized compensation cost, if any, for the original award on the modification date.

Results of Operations

The following table summarizes the unaudited condensed consolidated results of operations both in absolute amounts and as percentages of total net revenue for the periods presented. This information should be read together with the unaudited condensed consolidated financial statements and related notes included elsewhere in this Form 6-K. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Six Months Ended June 30,
	2021		2022
	RMB	%	RMB	US$	%
	(in thousands, except for percentages, shares and per share data)
Unaudited Condensed Consolidated Statements of Operation Data
Net revenue
Workspace membership revenue	185,079	37.0	161,336	24,087	54.3
Marketing and branding services revenue	238,692	47.6	98,164	14,655	33.0
Other services revenue	77,264	15.4	37,827	5,647	12.7
Total net revenue	501,035	100.0	297,327	44,389	100.0
Cost of revenue (excluding impairment loss)
Workspace membership	(244,817)	(48.9)	(180,925)	(27,011)	(60.9)
Marketing and branding services	(228,266)	(45.6)	(97,184)	(14,509)	(32.7)
Other services	(57,027)	(11.4)	(30,277)	(4,520)	(10.2)
Total cost of revenue (excluding impairment loss)	(530,110)	(105.8)	(308,386)	(46,040)	(103.7)
Impairment loss on long-lived assets and long-term prepaid expenses	(9,742)	(1.9)	(97,740)	(14,592)	(32.9)
Impairment loss on goodwill	—	—	(43,011)	(6,421)	(14.5)
Sales and marketing expenses	(28,141)	(5.6)	(14,853)	(2,217)	(5.0)
General and administrative expenses	(227,892)	(45.5)	(75,327)	(11,246)	(25.3)
Change in fair value of warrant liability	(20,181)	(4.0)	(16,103)	(2,404)	(5.4)
Change in fair value of put option liability	—	—	201	30	0.1
Loss from operations	(315,031)	(62.9)	(257,892)	(38,501)	(86.7)
Interest expense, net	(664)	(0.1)	(5,515)	(823)	(1.9)
Subsidy income	2,623	0.5	2,644	395	0.9
Impairment loss on long-term investments	(461)	(0.1)	—	—	—
Loss on disposal of subsidiaries	(950)	(0.2)	(4,498)	(672)	(1.5)
Other income, net	31,855	6.4	17,291	2,581	5.8
Loss before income taxes and loss from equity method investments	(282,628)	(56.4)	(247,970)	(37,020)	(83.4)
Provision for income taxes	(1,082)	(0.2)	(3,772)	(563)	(1.3)
Loss from Equity method investments	(27)	0.0	—	—	—
Net loss	(283,737)	(56.6)	(251,742)	(37,583)	(84.7)
Less: net loss attributable to non-controlling interests	14,385	2.9	(22,473)	(3,355)	(7.6)
Net loss attributable to Ucommune International Ltd	(298,122)	(59.5)	(229,269)	(34,228)	(77.1)
Net loss per share attributable to ordinary shareholders of Ucommune international Ltd.(1)
–Basic and diluted(1)	(70.55)	N/A	(52.42)	(7.83)	N/A
Weighted average shares used in calculating net loss per share(1)
–Basic and diluted(1)	4,225,852	N/A	4,373,728	4,373,728	N/A

(1)	Par value of ordinary shares, additional paid-in capital and share data have been retroactively restated to give effect to the reverse recapitalization, see Note 1(a) to the unaudited condensed consolidated financial statements included elsewhere in this Form 6-K. Further, the ordinary shares are presented on a retroactive basis to reflect the Parent’s Share Consolidation on April 21, 2022.

Results of Operation

Six Months Ended June 30, 2022 Compared to Six Months Ended June 30, 2021

Net Revenue

Total net revenue decreased by 40.7% to RMB297.3 million (US$44.4 million) for the six months ended June 30, 2022 from RMB501.0 million for the six months ended June 30, 2021. Revenues from the asset-light model increased by 45.7% to RMB37.3 million (US$5.6 million) for the six months ended June 30, 2022 from RMB25.6 million for the six months ended June 30, 2021.

Workspace Membership Services Revenues

Workspace membership services revenues decreased by 12.8% to RMB161.3 million (US$24.1 million) for the six months ended June 30, 2022 from RMB185.1 million for the six months ended June 30, 2021, mainly due to the closure of unprofitable spaces in operation and the contraction of self-operated coworking space services resulting from the transformation to an asset-light model.

Marketing and Branding Services Revenues

Marketing and branding services revenues decreased by 58.9% to RMB98.2 million (US$14.7 million) for the six months ended June 30, 2022 from RMB238.7 million for the six months ended June 30, 2021, primarily due to the loss of major customers and the reduction in service fees charged to customers.

Other Services Revenues

Other services revenues decreased by 51.0% to RMB37.8 million (US$5.6 million) for the six months ended June 30, 2022 from RMB77.3 million for the six months ended June 30, 2021, primarily due to decreased net revenues from SaaS services, interior design and construction services as a result COVID-19 resurging in first half of 2022.

Cost of Revenue (excluding Impairment Loss)

Total cost of revenue (excluding impairment loss) decreased by 41.8% to RMB308.4 million (US$46.0 million) for the six months ended June 30, 2022 from RMB530.1 million for the six months ended June 30, 2021. Cost of revenue from the asset-light model increased by 62.8% to RMB31.6 million (US$4.7 million) for the six months ended June 30, 2022 from RMB19.4 million for the six months ended June 30, 2021, which were in line with the increase in revenues from the asset-light model businesses.

Workspace Membership

Costs of workspace membership decreased by 26.1% to RMB180.9 million (US$27.0 million) for the six months ended June 30, 2022 from RMB244.8 million for the six months ended June 30, 2021, mainly due to decreased operating costs related to leases and staff and share-based compensation expense. Cost of revenue (excluding impairment loss) for workspace membership accounted for 48.9% and 60.9% of total net revenue for the six months ended June 30, 2021 and 2022, respectively.

Marketing and Branding Services

Costs of marketing and branding services decreased by 57.4% to RMB97.2 million (US$14.5 million) for the six months ended June 30, 2022 from RMB228.3 million for the six months ended June 30, 2021, mainly due to decreased advertising costs, which was in line with the decrease in advertising revenue. Cost of revenue (excluding impairment loss) for marketing and branding services accounted for 45.6% and 32.7% of total net revenue for the six months ended June 30, 2021 and 2022, respectively.

Other Services

Costs of other services decreased by 46.9% to RMB30.3 million (US$4.5 million) for the six months ended June 30, 2022 from RMB57.0 million for the six months ended June 30, 2021, mainly due to decreased construction and design service cost and software and hardware purchase cost. Cost of revenue (excluding impairment loss) for other services accounted for 11.4% and 10.2% of total net revenue for the six months ended June 30, 2021 and 2022, respectively.

Impairment Loss on Long-lived Assets and long-term prepaid expenses

Impairment loss on long-lived assets and long-term prepaid expenses increased by 903.3% to RMB97.7 million (US$14.6 million) for the six months ended June 30, 2022 from RMB9.7 million for the six months ended June 30, 2021, primarily due to an increase in impairment costs for non-current assets where the carrying value is not expected to be fully recoverable, as a result of significant deterioration in the commercial housing industry and unexpected duration of COVID-19 during the six months ended June 30, 2022.

Impairment Loss on Goodwill

Impairment loss on goodwill was RMB43.0 million (US$6.4 million) for the six months ended June 30, 2022 from nil for the six months ended June 30, 2021, primarily due to the carrying amount of the others reporting units exceeding their respective fair value as Ucommune’s business was adversely affected by COVID-19.

Sales and Marketing Expenses

Sales and marketing expenses decreased by 47.2% to RMB14.9 million (US$2.2 million) for the six months ended June 30, 2022 from RMB28.1 million for the six months ended June 30, 2021, mainly due to the decrease in share-based compensation expenses. Sales and marketing expenses accounted for 5.6% and 5.0% of total net revenue for the six months ended June 30, 2021 and 2022, respectively.

General and Administrative Expenses

General and administrative expenses decreased by 66.9% to RMB75.3 million (US$11.2 million) for the six months ended June 30, 2022 from RMB227.9 million for the six months ended June 30, 2021, mainly due to a decrease in share-based compensation expense. General and administrative expenses accounted for 45.5% and 25.3% of total net revenue for the six months ended June 30, 2021 and 2022, respectively.

Change in Fair Value of Warrant Liability

Change in fair value of warrant liability was RMB16.1 million (US$2.4 million) for the six months ended June 30, 2022, as compared to RMB20.2 million for the six months ended June 30, 2021, primarily attributable to the fair value change of warrants issued on February 2, 2021 in connection with the Parent’s underwritten public offering, and the fair value change of warrants in connection with the issuing of convertible bond on January 26, 2022.

Change in Fair Value of Put Option Liability

Change in fair value of put option liability was RMB0.2 million (US$30.0 thousand) for the six months ended June 30, 2022, as compared to nil for the six months ended June 30, 2021, primarily attributable to the fair value change of a put option in connection with the issuing of a convertible bond on January 26, 2022.

Loss from Operations

As a result of the foregoing, loss from operations was RMB257.9 million (US$38.5 million) for the six months ended June 30, 2022, as compared to RMB315.0 million for the six months ended June 30, 2021.

Interest Expense, Net

Interest expense, net was RMB5.5 million (US$0.8 million) for the six months ended June 30, 2022, as compared to RMB0.7 million for the six months ended June 30, 2021. The Parent generated interest income from Ucommune’s bank balances and short-term investments and incurred interest expense on convertible bond, bank loans and other borrowings. The increase in interest expense, net for the six months ended June 30, 2022 was primarily due to interest paid under a convertible bond issued during the six months ended June 30, 2022.

Subsidy Income

Subsidy income was subsidies granted by local governments to support the development and operation of agile office spaces. Subsidy income was RMB2.6 million (US$0.4 million) for the six months ended June 30, 2022, as compared to RMB2.6 million for the six months ended June 30, 2021.

Impairment Loss on Long-term Investments

Impairment loss on long-term investments was nil for the six months ended June 30, 2022, as compared to RMB0.5 million for the six months ended June 30, 2021.

Loss on Disposal of Subsidiaries

Loss on disposal of subsidiaries was RMB1.0 million and RMB4.5 million (US$0.7 million) for the six months ended June 30, 2021 and 2022, respectively, primarily attributable to losses from the disposal of several subsidiaries for the six months ended June 30, 2021 and 2022.

Other Income, Net

Other income, net, was RMB17.3 million (US$2.6 million) for the six months ended June 30, 2022, as compared to RMB31.9 million for the six months ended June 30, 2021, mainly due to more early termination of lease contracts which resulted in more corresponding reversal of expenses for the six months ended June 30, 2021.

Provision for Income Taxes

Provision for income taxes was RMB1.1 million and RMB3.8 million (US$0.6 million) for the six months ended June 30, 2021 and 2022, respectively.

Loss from Equity Method Investments

Loss from equity method investments was RMB27.0 thousand and nil for the six months ended June 30, 2021 and 2022, respectively, primarily attributable to losses recorded in connection with investees for the six months ended June 30, 2021.

Net Loss

As a result of the foregoing, net loss decreased by 11.3% to RMB251.7 million (US$37.6 million) for the six months ended June 30, 2022 from RMB283.7 million for the six months ended June 30, 2021.

Non-GAAP Financial Measures

To supplement the unaudited condensed consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, the Parent uses the following non-GAAP financial measures for the unaudited condensed consolidated results: EBITDA (including EBITDA margin), adjusted EBITDA (including adjusted EBITDA margin) and adjusted net loss. The Parent believes that EBITDA, adjusted EBITDA and adjusted net loss help understand and evaluate Ucommune’s core operating performance.

EBITDA, adjusted EBITDA and adjusted net loss are presented to enhance investors’ overall understanding of Ucommune’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to their most directly comparable GAAP financial measures. As EBITDA, adjusted EBITDA and adjusted net loss have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies.

In light of the foregoing limitations, you should not consider EBITDA, adjusted EBITDA and adjusted net loss as substitutes for, or superior to, net loss prepared in accordance with U.S. GAAP. The Parent encourages investors and others to review its financial information in its entirety and not rely on any single financial measure. For more information on these non-GAAP financial measures, see the table below.

EBITDA represents net loss before interest expense, net, provision for income taxes, depreciation of property and equipment and amortization of intangible assets.

Adjusted EBITDA represents net loss before (i) interest expense, net, other income, net, provision for income taxes and loss on disposal of subsidiaries and (ii) certain non-cash expenses, consisting of share-based compensation expense, impairment loss on long-term investments, impairment loss on long-lived assets and long-term prepaid expenses, impairment loss on goodwill, depreciation of property and equipment, amortization of intangible assets, change in fair value of warrant liability and change in fair value of put option liability, which the Parent does not believe are reflective of Ucommune’s core operating performance during the periods presented.

Adjusted net loss represents net loss before share-based compensation expense, impairment loss on long-lived assets and long-term prepaid expenses, impairment loss on long-term investment, impairment loss on goodwill, change in fair value of warrant liability, change in fair value of put option liability and loss on disposal of subsidiaries.

The following table sets forth a reconciliation of net loss to EBITDA and adjusted EBITDA for the periods indicated:

	For the Six Months Ended June 30,
	2021	2022
	RMB	RMB	US$
	(in thousands)
Net loss	(283,737)	(251,742)	(37,583)
Interest expense, net	664	5,515	823
Provision for income taxes	1,082	3,772	563
Depreciation of property and equipment	39,125	27,617	4,123
Amortization of intangible assets	4,657	2,230	333
EBITDA (non-GAAP)	(238,209)	(212,608)	(31,741)
Share-based compensation expense	183,817	24,544	3,664
Impairment loss on long-lived assets and long-term prepaid expenses	9,742	97,740	14,592
Impairment loss on goodwill	—	43,011	6,421
Change in fair value of warrant liability	20,181	16,103	2,404
Change in fair value of put option liability	—	(201)	(30)
Impairment loss on long-term investments	461	—	—
Loss on disposal of subsidiaries	950	4,498	672
Other income, net	(31,855)	(17,291)	(2,581)
Adjusted EBITDA (non-GAAP)	(54,913)	(44,204)	(6,599)

The table below sets forth a reconciliation of net loss to adjusted net loss for the periods indicated:

	For the Six Months Ended June 30,
	2021	2022
	RMB	RMB	US$
	(in thousands)
Net loss	(283,737)	(251,742)	(37,583)
Share-based compensation expense	183,817	24,544	3,664
Impairment loss on long-lived assets and long-term prepaid expenses	9,742	97,740	14,592
Impairment loss on goodwill	—	43,011	6,421
Change in fair value of warrant liability	20,181	16,103	2,404
Change in fair value of put option liability	—	(201)	(30)
Impairment loss on long-term investments	461	—	—
Loss on disposal of subsidiaries	950	4,498	672
Adjusted net loss (non-GAAP)	(68,586)	(66,047)	(9,860)

Liquidity and Capital Resources

Cash Flows and Working Capital

The Parent’s principal sources of liquidity have been cash from capital contributions by its shareholders and capital market financings, and short-term/long-term borrowings. As of June 30, 2021 and 2022, cash and cash equivalents were RMB306.1 million and RMB80.9 million (US$12.1 million), respectively. Cash and cash equivalents consist primarily of cash at bank and on hand and are primarily denominated in Renminbi, U.S. dollars and Hong Kong dollars.

Historically, the Parent has not been profitable nor generated positive net cash flows. For the six months ended June 30, 2021 and 2022, the Parent incurred losses from operations of RMB315.0 million and RMB257.9 million (US$38.5 million), respectively and generated negative cash flows from operating activities of RMB109.7 million and RMB107.2 million (US$16.0 million), respectively. In addition, as of June 30, 2022, the Parent had short-term borrowings of RMB35.4 million (US$5.3 million), current portion of long-term borrowings of RMB14.5 million (US$2.2 million), working capital deficit (defined as total current assets deducted by total current liabilities) of RMB474.3 million (US$70.8 million) and an accumulated deficit of RMB4,466.9 million (US$666.9 million). In addition, as of June 30, 2022, the Parent had unused credit lines of RMB58.1 million (US$8.7 million).

Ucommune is seeking to expand its asset-light model, under which Ucommune can reduce upfront capital investments for opening new spaces. The Parent regularly monitors its current and expected liquidity requirements to help ensure that it maintains sufficient cash balances to meet Ucommune’s existing and reasonably likely long-term liquidity needs.

Ucommune has the intention and ability to extend or renew the bank borrowings, or to borrow new loans from commercial banks or other institutions or entities in the next 12 months after the publication date of the unaudited condensed consolidated financial statements.

In January 2022, the Parent closed a private placement for the offering of a US$3,000,000 principal amount 8% senior convertible debenture (the “Debenture”), a warrant to purchase 3,750,000 Class A ordinary shares of the Parent, at an exercise price of US$4.05 per Class A ordinary share (187,500 Class A ordinary shares at an exercise price of US$81.00 after retroactively adjusted to reflect the 20-to-1 Share Consolidation effected on April 21, 2022), a warrant to purchase 18,750,000 Class A ordinary shares, at an exercise price of US$1.00 per 1.25 ordinary shares (937,500 Class A ordinary shares at an exercise price of US$20.00 per 1.25 ordinary shares after retroactively adjusted to reflect the 20-to-1 Share Consolidation effected on April 21, 2022), and a warrant to purchase 18,750,000 Class A ordinary shares, at an exercise price of US$4.05 per ordinary share (937,500 Class A ordinary shares at an exercise price of US$81.00 after retroactively adjusted to reflect the 20-to-1 Share Consolidation effected on April 21, 2022) (collectively, the “JAK Warrants”). The net proceeds to the Parent from the offering were approximately US$2.6 million.

On March 1, 2022, the Parent and the holder of the Debenture amended the debenture and warrants to set a floor price of US$0.30 per share (before retroactively adjusted to reflect the 20-to-1 Share Consolidation effected on April 21, 2022) for the conversion price for the Debenture and the exercise price of the JAK Warrants.

On April 21, 2022, due to adjustment mechanisms in the Debenture and JAK Warrants as a result of the Parent’s 20-to-1 Share Consolidation, the conversion price of the Debenture and exercise price of the JAK Warrants became US$6.00 per share.

On August 29, 2022, the Parent and the holder of the Debenture entered into amendments to the Debenture, JAK Warrants and related securities purchase agreement, which became effective on September 6, 2022. Such amendments lowered the conversion price of the Debenture, the exercise price of the JAK Warrants and the floor price to US$4.50.

The Parent has incurred recurring operating losses since its inception, including net losses of RMB283.7 million and RMB251.7 million (US$37.6 million) for the six months ended June 30, 2021 and 2022, respectively. The COVID-19 pandemic negatively impacted the Parent’s business operations in 2021 and 2022 and has continued to impact its financial position, results of operations and cash flows. These conditions raise substantial doubt about the Parent’s ability to continue as a going concern.

Historically, the Parent has relied principally on both operational sources of cash and non-operational sources of financing from investors to fund its operations and business development. The Parent’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan which includes continued business transition from an asset-heavy model to an asset-light model to improve profitability, continued exploration of new business opportunities that have synergies with its core business, collect long term receivables, control operating costs and optimize operational efficiency to improve its cash flow from operations. The Parent also plans to raise additional capital, including among others, obtaining debt financing, to support its future operations.

The Parent continues to explore opportunities to grow its business. However, the Parent has not yet achieved a business scale able to generate a sufficient level of revenues to achieve net profit and positive cash flows from operating activities, and the Parent expects that operating losses and negative cash flows from operations will continue for the foreseeable future. If the Parent is unable to grow Ucommune’s business to achieve economies of scale in the future, it will become even more difficult for the Parent to sustain a sufficient source of cash to cover its operating costs. There can be no assurance, however, that the Parent will be able to obtain additional financing on terms acceptable to Ucommune, in a timely manner, or at all. In the event that financing sources are not available, or that the Parent is unsuccessful in increasing its gross profit margin, collecting long term receivables and reducing operating losses, the Parent may be unable to implement its current plans for expansion, repay debt obligations or respond to competitive pressures, any of which would have a material adverse effect on its business, financial condition and results of operations and materially adversely affect its ability to continue as a going concern.

The Parent’s unaudited condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of such uncertainties.

The Parent intends to finance future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities. The Parent may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions Ucommune may decide to pursue.

If the Parent’s existing cash is insufficient to meet Ucommune’s requirements, the Parent or its subsidiaries may seek to issue debt or equity securities or Ucommune may seek to obtain additional credit facilities. Financing may be unavailable in the amounts Ucommune needs or on terms acceptable to Ucommune, if at all. Issuance of additional equity securities, including convertible debt securities, would dilute earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict Ucommune’s operations and its ability to pay dividends to the Parent’s shareholders.

If the Parent and its subsidiaries are unable to obtain additional equity or debt financing as required, Ucommune’s business operations and prospects may suffer. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — We require significant capital to fund our operations and growth. If we cannot obtain sufficient capital on acceptable terms, our business, financial condition and prospects may suffer” from the Parent’s Form 20-F.

As a holding company with no material operations of its own, the Parent operates its businesses in the PRC through the PRC subsidiaries and the consolidated VIEs in China. Under PRC laws and regulations, the Parent may provide funding to the PRC subsidiaries in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, the PRC subsidiaries may only provide Renminbi funding to the consolidated VIEs through entrusted loans. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of securities offerings, to make loans or additional capital contributions to our PRC subsidiaries, which could materially adversely affect our liquidity and our ability to fund and expand our business” from the Parent’s Form 20-F.

The ability of the PRC subsidiaries to make dividends or other cash payments to their shareholders, which are the Parent’s subsidiaries incorporated in Hong Kong and indirectly wholly-owned by the Parent, is subject to restrictions under PRC laws and regulations. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could materially adversely affect our ability to conduct our business” from the Parent’s Form 20-F and “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable PRC tax consequences to us and our non-PRC shareholders” from the Parent’s Form 20-F

The following table presents the selected unaudited condensed consolidated cash flow data for the periods indicated.

	For the Six Months Ended June 30,
	2021	2022
	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(109,696)	(107,225)	(16,008)
Net cash used in investing activities	(28,367)	(30,926)	(4,617)
Net cash provided by/(used in) financing activities	113,030	(268)	(41)
Effects of exchange rate changes	(1,760)	2,865	428
Net decrease in cash, cash equivalents and restricted cash	(26,793)	(135,554)	(20,238)
Cash, cash equivalents and restricted cash – beginning of the periods	400,790	216,495	32,322
Cash, cash equivalents and restricted cash – end of the periods	373,997	80,941	12,084

Operating Activities

Net cash used in operating activities for the six months ended June 30, 2022 was RMB107.2 million (US$16.0 million). The difference between net loss of RMB251.7 million (US$37.6 million) and the net cash used by operating activities was mainly due to (i) amortization of right-of-use assets of RMB101.4 million (US$15.1 million) primarily associated with right-of-use of our spaces, (ii) impairment loss on long-lived assets and long-term prepaid expenses of RMB97.7 million (US$14.6 million), (iii) impairment loss on goodwill of RMB43.0 million (US$6.4 million), (iv) depreciation of property and equipment of RMB27.6 million (US$4.1 million), and (v) share-based compensation of RMB24.5 million (US$3.7 million), partially offset by (i) a decrease in lease liabilities of RMB104.1 million (US$15.5 million), and (ii) a decrease in deferred workspace membership fee of RMB40.3 million (US$6.0 million).

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2022 was RMB30.9 million (US$4.6 million), primarily attributable to (i) purchase of short-term investments of RMB130.7 million (US$19.5 million), and (ii) purchase of property, plant and equipment of RMB26.0 million (US$3.9 million), partially offset by (i) settlement of short-term investments of RMB122.6 million (US$18.3 million), and (ii) loan collected from third parties of RMB3 million (US$0.4 million).

Financing Activities

Net cash used in financing activities for the six months ended June 30, 2022 was RMB0.3 million (US$41.0 thousand), primarily attributable to loan repayment to third parties of RMB21.0 million (US$3.1 million), partially offset by (i) proceeds of RMB17.7 million (US$2.6 million) from the financing in connection with the Parent’s issuing of convertible bond in January 2022, (ii) loans received from third parties of RMB2.1 million (US$0.3 million), and (iii) capital contribution from noncontrolling shareholders of RMB0.9 million (US$0.1 million).

Capital Expenditures

Capital expenditures are incurred primarily in connection with purchase of property and equipment and purchase of intangible assets. Capital expenditures were RMB38.6 million and RMB26.0 million (US$3.9 million) for the six months ended June 30, 2021 and 2022, respectively. The Parent has no significant outstanding commitments for capital expenditures as of June 30, 2022. See “— Contractual Obligations.” The Parent intends to fund its future capital expenditures with its existing cash balance and proceeds from securities offerings.

Contractual Obligations

The following table sets forth the contractual obligations and commitments as of June 30, 2022.

	Payments Due by Years Ending
	Total	Less than 1 year	1 – 3 years	3 – 5 year	More than 5 years
	(RMB in thousands)
Short-term borrowings(1)	35,446	35,446	—	—	—
Long-term borrowings(2)	15,432	14,523	909	—	—
Lease commitments(3)	630,998	267,550	172,463	120,559	70,426
Total contractual obligations	681,876	317,519	173,372	120,559	70,426

(1)	Short-term borrowings represent borrowings from commercial banks with annual interest rate from 4.25% to 6.80%, and borrowings from others with annual interest rate from 0% to 15.00%.
(2)	Long-term borrowings primarily consist of loans from commercial bank with an annual interest rate from 5.00% to 7.92%.
(3)	Lease commitments relate to Ucommune’s obligation to pay under lease agreements.

Holding Company Structure

Ucommune International Ltd, the Parent, is the ultimate Cayman Islands holding company with no material operations of its own. The Parent operates its business through its subsidiaries and the consolidated VIEs. As a result, the Parent’s ability to pay dividends depends upon dividends paid by its subsidiaries. If its subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to the Parent.

In addition, the PRC subsidiaries are permitted to pay dividends to their shareholders, which are the Parent’s subsidiaries incorporated in Hong Kong and indirectly wholly-owned by the Parent, only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. In accordance with PRC company laws, the consolidated VIEs in China must make appropriations from their after-tax profit to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the consolidated VIEs. Appropriation to discretionary surplus fund is made at the discretion of the consolidated VIEs.

Pursuant to the law applicable to China’s foreign investment enterprises, the Parent’s subsidiaries that are foreign investment enterprises in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the Parent’s subsidiary. Appropriation to the other two reserve funds is at the discretion of the Parent’s subsidiary.

Cash may be transferred within the group in the following manner when needed: (i) the Parent may transfer funds to its subsidiaries, including the PRC subsidiaries, by way of capital contributions or loans in accordance with the internal cash management policies described below and the “major operational decision management system” which is established by the risk control and compliance department of the Parent, discussed, considered and reviewed by the management team of the Parent, including its chief executive officer and chief financial officer, and approved by the chairman of the board of directors of the Parent; (ii) the Parent and its subsidiaries may provide loans to the VIEs and vice versa in accordance with the internal cash management policies; (iii) funds may be transferred from the VIEs to the WFOEs, as service fees for services contemplated by the VIE agreements namely, the Exclusive Business Cooperation Agreement relating to Ucommune Venture and Beijing U Bazaar and the Exclusive Technology Consulting and Service Agreement relating to Weixue Tianxia; (iv) the PRC subsidiaries, including the WFOEs, may pay dividends to their shareholders, which are the Parent’s subsidiaries incorporated in Hong Kong and indirectly wholly-owned by the Parent, out of their retained earnings in accordance with their articles of association and in compliance with applicable PRC laws and regulations; and (v) the Parent’s non-PRC subsidiaries may make dividends or other distributions to the Parent in accordance with the articles of association or incorporation documents of the relevant non-PRC subsidiaries and in compliance with applicable local laws and regulations. Because the Parent is the primary beneficiary of the VIEs through contractual arrangements and the Parent and its subsidiaries do not have equity ownership in the VIEs, neither the Parent nor its subsidiaries are able to make direct capital contributions to the VIEs or their respective subsidiaries, and the VIEs are not able to make dividends or other distributions to the Parent. See “Item 3. Key Information — A. Selected Financial Data — Selected Condensed Combined and Consolidated Financial Statement Information of Parent, the VIEs, the WFOEs, the HK Subsidiaries and other Subsidiaries” from the Parent’s Form 20-F and “Selected Unaudited Condensed Consolidated Financial Statement Information of Parent, the VIEs, the WFOEs, the HK Subsidiaries and other Subsidiaries” herein.

Since January 1, 2018, cash has been transferred through the group in terms of loans; there have been no other transfers, dividends or distributions made to date between the Parent as the holding company, its subsidiaries and the consolidated VIEs, or to investors; and there have been no other cash flows and transfers of other assets by type that have occurred between the Parent as the holding company, its subsidiaries, and the consolidated VIEs. As of the date of hereof, none of the Parent’s subsidiaries had distributed any dividends or made any other distributions to the Parent. As of the same date, the Parent had not distributed any dividends or made any other distributions to U.S. investors. See “Item 3. Key Information — A. Selected Financial Data — Selected Condensed Combined and Consolidated Financial Statement Information of Parent, the VIEs, the WFOEs, the HK Subsidiaries and other Subsidiaries — Inter-group balances due from VIEs/Subsidiaries — Intercompany loan lent” from the Parent’s Form 20-F and “Selected Unaudited Condensed Consolidated Financial Statement Information of Parent, the VIEs, the WFOEs, the HK Subsidiaries and other Subsidiaries — Inter-group balances due from VIEs/Subsidiaries — Intercompany loan lent” herein. The WFOEs and the VIEs do not intend to distribute earnings or settle amounts owed under the VIE agreements.

As an offshore holding company, the Parent is permitted under PRC laws and regulations to provide funding from the proceeds of its offshore fund-raising activities to the PRC subsidiaries only through loans or capital contributions, and to the consolidated affiliated entity only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. Before the Parent or its offshore entities provide loans to their onshore entities (i.e. the PRC subsidiaries and the VIE entities), the borrower must make filings about details of the loans with the State Administration of Foreign Exchange, or SAFE, or its local counterparts in accordance with relevant PRC laws and regulations. The PRC subsidiaries and the VIE entities that receive the loans are only allowed to use the loans for the purposes set forth in these laws and regulations. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of securities offerings, to make loans or additional capital contributions to our PRC subsidiaries, which could materially adversely affect our liquidity and our ability to fund and expand our business” from the Parent’s Form 20-F. As a result, there is uncertainty with respect to the Parent’s ability to provide prompt financial support to the PRC subsidiaries and the consolidated VIEs when needed. In August 2020, Ucommune Venture entered into a loan agreement with Ucommune HK, under which Ucommune HK agreed to provide loans of up to a total of US$60 million to Ucommune Venture and Ucommune Venture could drawdown the loans in multiple tranches (up to an aggregate of US$60 million) within three years from the date of the first drawdown. Thereafter, both parties entered into two supplement agreements in January 2021 and March 2021. As of the date hereof, Ucommune HK has provided a total of US$41 million in loans to Ucommune Venture, of which US$4 million have been repaid, under such loan agreements since the completion of the Business Combination in November 2020, using proceeds from the Parent’s previous PIPE financing and follow-on offerings. Such loans were included in intercompany loans, and disclosed as roll-forwards of the investment in subsidiaries and VIEs. See “Item 3. Key Information — A. Selected Financial Data — Selected Condensed Combined and Consolidated Financial Statement Information of Parent, the VIEs, the WFOEs, the HK Subsidiaries and other Subsidiaries” from the Parent’s Form 20-F and “ Selected Unaudited Condensed Consolidated Financial Statement Information of Parent, the VIEs, the WFOEs, the HK Subsidiaries and other Subsidiaries — Inter-group balances due from VIEs/Subsidiaries — Intercompany loan lent” herein.

The Parent, its subsidiaries and the VIEs are subject to restrictions on foreign exchange and their ability to transfer cash between entities, across borders, and to U.S. investors. Under PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE, by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, the PRC subsidiaries and the VIEs need to obtain SAFE approval to use cash generated from operations to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — Governmental control of currency conversion may limit our ability to utilize our net revenue effectively and our ability to transfer cash between our PRC subsidiaries and us, across borders, and to investors and affect the value of your investment” from the Parent’s Form 20-F.

Ucommune has established stringent controls and procedures for cash flows within the group based on internal cash management policies established by the group finance department in Beijing, discussed, considered and reviewed by the relevant departments in the group and approved by the chairman of the board of directors of the Parent. Each transfer of cash among the Parent, its subsidiaries and the VIEs is subject to internal approval of each relevant company. To effect a cash transfer, a number of steps are needed, including but not limited to the issuance of payment receipt, logging into the online banking system and completing its verification process, inspection of the invoice, and payment execution. Only the finance department of each relevant company is authorized to make cash transfers. Within the finance department, the roles of payment approval, payment execution, record keeping, and auditing are segregated to minimize risk.

The PRC subsidiaries may pay dividends to their shareholders, which are the Parent’s subsidiaries incorporated in Hong Kong and indirectly wholly-owned by the Parent, out of their retained earnings in accordance with their articles of association and in compliance with applicable PRC laws and regulations. As of the date hereof, none of the Parent’s subsidiaries had distributed any dividends or made any other distributions to the Parent or Ucommune Group Holdings. As of the same date, the Parent had not distributed any dividends or made any other distributions to U.S. investors. The PRC subsidiaries and the VIEs are subject to restrictions and limitations on their ability to distribute earnings from their businesses to the Parent and U.S. investors as well as their ability to settle amounts owed under the VIE agreements. The PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. PRC regulations permit a PRC subsidiary to pay dividends to its shareholders only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of the PRC subsidiaries and the VIEs is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could materially adversely affect our ability to conduct our business” from the Parent’s Form 20-F.

Notwithstanding the foregoing, the PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to their consolidated affiliated entity either through entrusted loans from the PRC subsidiaries to the consolidated VIEs or direct loans to such consolidated affiliated entity’s nominee shareholders, which would be contributed to the consolidated variable entity as capital injections. Such direct loans to the nominee shareholders would be eliminated in the unaudited condensed consolidated financial statements against the consolidated affiliated entity’s share capital.

Off-Balance Sheet Commitments and Arrangements

Ucommune has not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. The Parent has not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in the unaudited condensed consolidated financial statements. Furthermore, the Parent does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. The Parent does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to Ucommune or engages in leasing, hedging or product development services with Ucommune.

Quantitative and Qualitative Disclosure about Market Risk

Foreign Currency Risk

The RMB is not a freely convertible currency. SAFE, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents denominated in RMB amounted to RMB175.4 million and RMB66.7 million (US$10.0 million) as of June 30, 2021 and 2022, respectively.

Inflation Risk

Since Ucommune’s inception, inflation in China has not materially impacted the results of operations. Although Ucommune has not been materially affected by inflation since Ucommune’s inception, Ucommune may be affected in the future by higher rates of inflation in China.

Internal Control Over Financial Reporting

Prior to the business combination, the Parent was a private company with limited accounting personnel and other resources with which to address its internal control over financial reporting. As defined in the standards established by U.S. Public Company Accounting Oversight Board, or the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with the internal investigation conducted by the Parent’s Board of Directors with the assistance from external legal advisors in 2020, the following material weaknesses were identified in March 2020, including

●	The lack of an Audit & Risk Committee and Chief Compliance officer to monitor all company policies, and ensure that the policies are implemented and followed;

●	A lack of financial compliance training related to the disclosure obligations by shareholders, directors and officers during a U.S. IPO to the Parent’s management personnel as well as other staff;

●	A failure to strictly implement the internal contract initiation and approval procedures to prohibit any unusual bypassing conduct of such procedures and improve employee’s awareness of such procedures by distributing relevant policies and delivering training;

●	A lack of proper contract approval procedures and policies, in which all related party transactions or above a certain amount must be reviewed;

●	A lack of internal file management procedures and lack of a more effective file records management system;

●	A lack of effective chop usage registration records with identifiable contract information, and lack of a parallel searchable chop usage registration records management system; and

●	A lack of compliance policies related to conflict of interest, related party transactions, ethics, and related matters.

The Parent has already made improvements in relating to above material weaknesses, including:

●	The establishment of Audit & Risk Committee and the appointment of an independent director as the Chair of Audit & Risk Committee, and the appointment of the Chief Risk Officer to monitor company’s policies since February 2020, who also report directly to Audit & Risk Committee;

●	The implementation of financial compliance related training and the plan to hold such training regularly in the future;

●	The release of the policies regarding to significant operation activities to all employees, and the improvement on OA system to ensure all internal contracts are proposed and approved properly;

●	The strengthen approval of contracts relating to related party transactions or contacts of a significant amount;

●	The establishment of an internal file management system;

●	The improvement of the chop management procedure and the implementation of an effective chop usage registration records; and

●	The establishment of new compliance policy related to conflicts of interest, related party transaction and ethics.

All those improvements have been effectively implemented before June 30, 2020 and all above material weaknesses are assessed to be remediated by June 30, 2020.

In connection with the audits of the combined and consolidated financial statements included elsewhere in the Parent’s Form 20-F, the Parent and its independent registered public accounting firm identified the following material weaknesses in internal control over financial reporting. The independent registered public accounting firm has not conducted an audit of the Parent’s internal control over financial reporting.

The material weaknesses that have been identified relate to:

●	A lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP, and

●	Insufficient accounting personnel with appropriate experience and knowledge to address complex accounting matters in accordance with U.S. GAAP.

Neither the Parent nor its independent registered public accounting firm undertook a comprehensive assessment of internal control under the Sarbanes-Oxley Act of 2002 for purposes of identifying and reporting any weakness in internal control over financial reporting. Once the Parent ceases to be an “emerging growth company” as such term is defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, the independent registered public accounting firm must attest to and report on the effectiveness of internal control over financial reporting. Had the Parent performed a formal assessment of internal control over financial reporting or had the independent registered public accounting firm performed an audit of internal control over financial reporting, additional control deficiencies may have been identified. The material weaknesses, if not timely remedied, may lead to significant misstatements in the unaudited condensed consolidated financial statements in the future.

To remedy the identified material weaknesses, the Parent has adopted and will adopt further measures to improve internal control over financial reporting, as follows.

●	The Parent has implemented, and plan to continue to develop, a full set of U.S. GAAP accounting policies and financial reporting procedures as well as related internal control policies, including implementing a comprehensive accounting manual to guide the day-to-day accounting operation and reporting work;

●	The Parent has recruited staff with knowledge of U.S. GAAP and SEC regulations in its finance and accounting department;

●	The Parent has also supplemented and enhanced internal training and development programs for financial reporting personnel; and

●	When entering into complex transactions, the Parent plans to utilize a third party consultant for accounting services as additional resources.

The Parent intends to remediate these material weaknesses in multiple phases and expect that it will incur certain costs for implementing the remediation measures. The implementation of the measure, however, may not fully address the material weaknesses identified in internal control over financial reporting, and the Parent cannot conclude that the material weaknesses have been fully remedied as of June 30, 2022. In addition, the Parent cannot assure you that the Parent will be able to continue implementing these measures in the future. See “Item 3. Key Information — D. Risk Factors — Risk Factors Relating to Our Business and Industry — If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the ordinary shares may be materially adversely affected.”

As a company with less than US$1.07 billion in revenue for the Parent’s last fiscal year, the Parent qualifies as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Recent Accounting Pronouncements

For detailed discussion on recent accounting pronouncements, see Note 2 to the Parent’s unaudited condensed consolidated financial statements, which are included elsewhere in this Form 6-K.